PURCHASE AND SALE AGREEMENT

     This Purchase and Sale Agreement (“Agreement”), entered into as of February 14, 2014, to be effective January 1, 2014 (the “Effective Date”), is by and between American Petro-Hunter, Inc., a Nevada corporation, with an address of 250 N. Rock Rd., Suite 365, Wichita, KS 67206 (“Seller”), and Roberson Oil Company, Inc., an Oklahoma corporation having its principal place of business located at 201 E. Cottage Street, Ada, Oklahoma 74820 (“Buyer”). Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

     WHEREAS, Seller owns the Properties (as defined below) and desires to sell the Properties to Buyer, and Buyer desires to purchase the Properties from Seller, upon the terms and conditions set forth herein.

     NOW THEREFORE in consideration of the mutual covenants contained in this Agreement and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:

1. Subject to the terms and conditions hereof, Seller hereby agrees to sell, convey and assign to Buyer, and Buyer hereby agrees to purchase, one hundred percent (100%) of the Working Interest owned by Seller, the amount of such Working Interest owned by Seller being more particularly described in Exhibit A attached hereto and made a part hereof for all purposes, and an undivided Seventy-Seven percent (77%) Net Revenue Interest (as defined below) on an 8/8ths basis, proportionately reduced to the assigned Working Interest, in and to the oil and gas leases described in Exhibit A (the “Leases”), including any extensions and renewals thereof; and, all oil, gas, water, disposal and injection wells located on the lands covered by the Leases or included in pooled acreage or units with which any Lease may have been pooled or unitized (the “Wells”), including the Wells listed on Exhibit B, and all oil, gas and other hydrocarbons produced from or attributable to the Wells, all Leases free and clear of all liens, encumbrances and mortgages, and all rights to any operating agreements and all rights to the Oil and Gas Development Agreements further described on the attached Exhibit C, and all other real and personal property, any and all other property rights relating to the Leases, the leasehold estates created thereby, or the lands covered by the Leases or included in pooled acreage or units with which any Lease may have been pooled or unitized, including, but not limited to, all surface leases and surface use agreements, easements, rights of way, servitudes, contracts, contract rights, water rights, lease, title and other files, geophysical and seismic data, and any net profits interest, production payments, reversionary interests and other interests in the oil and gas in place or the production thereof from the lands covered by the Leases or included in pooled acreage or units with which any Lease may have been pooled or unitized (all the foregoing collectively the “Properties”). For clarification purposes, it is the expressed intent of the Seller to assign all right, title and interest to the leases included in Exhibit A whether mentioned specifically or not.

2. The consideration for the sale of the Properties shall be FIVE-HUNDRED-FORTY THOUSAND

DOLLARS ($540,000) (the “Purchase Price”). The effective date and time for the purchase and sale of the Properties shall be 7:00 a.m. at the location of the Properties on the Effective Date (the “Effective Time”).

3. Seller represents and warrants to Buyer as of the Effective Date and as of the Closing Date that: (a)

      Seller (i) has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization and is duly qualified or licensed to do business and is in good standing as a foreign entity in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification necessary, (ii) is authorized to enter into this Agreement and consummate the transactions contemplated hereby, and (iii) has all requisite power and authority to own its property (including the Properties);

     (b) neither the execution and delivery of this Agreement nor the consummation or performance of the transactions contemplated hereby will (i) result in any default under any agreement or instrument to which Seller is a party or by which any of the Properties is bound, (ii) violate any provision of Seller’s organizational or governing documents, (iii) violate any order, writ, injunction, permit, decree, statute, rule or regulation applicable to Seller or to any of the Properties, or (iv) require any filing, consent or approval under any statute, rule or regulation (except for approvals required to be obtained from governmental entities who are lessors under the Leases or who administer such Leases on behalf of such lessors that are customarily obtained post-closing);

     (c) Seller is not a “foreign person” within the meaning of Code Section 1445;

     (d) this Agreement constitutes (and the other instruments delivered at the Closing (defined below), when executed and delivered, will constitute) the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as limited by bankruptcy or other laws applicable generally to creditor’s rights and as limited by general equitable principles;

     (e) there are no pending suits, actions, or other proceedings in which Seller is a party, and, none have been threatened, relating to any of the Properties, including, without limitation, any actions challenging or pertaining to Seller’s title to any of the Properties or affecting the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby;

     (f) except for those agreements listed in Exhibit C, none of the Leases (i) is subject to the terms of any preferential right for a third party to purchase such Leases, or a right of first refusal, (ii) requires the consent of any third party to the valid assignment of such Lease to Buyer, (iii) is subject to the terms of any purchase or sale agreements; partnership, joint venture and/or exploration or development agreements; transportation, marketing, and/or processing agreements; areas of mutual interest, non-competition agreements or other restrictions, (iv) is subject to any surface waivers or similar restrictions on drilling or location of drill sites, or other restrictions on the ingress and egress to and from the Leases, for purposes of drilling and other operations, or (v) is subject to a drilling commitment, continuous drilling obligation, or other obligation to drill a well or wells during the primary term thereof;

     (g) INTENTIONALLY OMITTED.

     (h) except for those agreements listed in Exhibit C, no individual or entity has any claim to the Properties or any interest therein for which Seller (or Buyer as transferee) is or would be obligated to compensate such individual or entity for (including brokerage fees) or for which Seller (or Buyer as transferee) would be obligated to further transfer any interest in the Properties to such individual or entity;

     (i) INTENTIONALLY OMITTED;

     (j) INTENTIONALLY OMITTED;

     (k) INTENTIONALLY OMITTED.

     (l) Seller has provided Buyer with true, correct and complete copies of all contracts relating to any of the Properties, all of which are valid and binding and in full force and effect;

     (m) INTENTIONALLY OMITTED;

     (n) INTENTIONALLY OMITTED;

     (o) INTENTIONALLY OMITTED;

     (p) the Leases, and Seller (with respect to the Leases), are not the subject of any pending regulatory compliance or enforcement action or known investigation, and Seller has not received any notice, notification, demand, request for information, citation, summons or order with respect to the

Leases and alleging a material violation of any law, rule, regulation, order, or other command or directive issued by any governmental authority (including any Environmental Law) or permit (collectively “Laws”);

     (q) INTENTIONALLY OMITTED

     (r) INTENTIONALLY OMITTED

     (s) INTENTIONALLY OMITTED;

     (t) INTENTIONALLY OMITTED;

     (u) INTENTIONALLY OMITTED;

     (v) INTENTIONALLY OMITTED;

     (w) Seller has provided Buyer with a complete and accurate list of the status of any “payout” balance, as of the date hereof, for the Wells subject to a reversion or other adjustment at some level of cost recovery or payout;

     (x) none of the Properties are subject to tax partnership reporting requirements under applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”) or any foreign, state or local Law. With respect to Taxes and Tax Returns: (i) all material Tax Returns required to be filed by Seller with respect to the Properties have been filed, (ii) all Taxes shown as due on such Tax Returns have been paid, (iii) all other Taxes, assessments, excises and other levies not reported on Seller’s Tax Returns but that pertain to the Properties, which, if not paid, could constitute Liens or charges against the Properties, except for Taxes being contested in good faith and by appropriate proceedings have been paid or will be paid in the ordinary course as same become due and payable, (iv) there are no material Liens on any of the Properties that arose in connection with any failure to pay any Tax, (v) there is no material claim or inquiry pending by any governmental authority in connection with any Tax or any Tax Return described in clauses (i), (ii) or (iii), (vi) no written claim has been made by any governmental authority in a jurisdiction where Seller does not file a Tax Return that it is or may be subject to material taxation in that jurisdiction with respect to the Properties, and (vii) none of the Properties is held in or subject to an arrangement or agreement that results in any of the Properties being treated as held in or subject to a partnership (or otherwise treated as an interest in any entity) for federal, state, or local income tax purposes; and

     (y) INTENTIONALLY OMITTED

For purposes of this Agreement, “Tax Returns” means any report, return, election, document, estimated tax filing, declaration, claim for refund, information returns, or other filing provided to any governmental authority with respect to Taxes including any schedules or attachments thereto and any amendment thereof.

For purposes of this Agreement, "Taxes" means all taxes, duties, levies, imposts, or other similar charges imposed by a governmental authority with respect to Seller’s ownership of the Properties and or the Leases, including, without limitation, all income, franchise, profits, margins, capital gains, transfer, gross receipts, sales, use, transfer, ad valorem, real or personal property, excise, severance, or other similar charges of any kind, and all estimated taxes, deficiency assessments, additions to tax, penalties and interest with respect to taxes, whether disputed or otherwise.

For purposes of this Agreement, “Net Mineral Acres” shall mean, with respect to a particular Lease, the product of (i) the percentage interest in such Lease that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations in connection with such Lease, without regard to royalties, overriding royalties, net profits interests or other similar burdens (“Working Interest”) multiplied by (ii) the number of acres covered by such Lease multiplied by (iii) the Lessor’s percentage interest in the oil and gas mineral fee estate in the land covered by such Lease.

The representations and warranties in Sections 3(a) through (d) shall survive the Closing indefinitely. The representations and warranties in Sections 3(e) through (w) shall survive Closing for a period of two years.

4. Buyer represents and warrants to Seller as of the Effective Date and as of the Closing Date that:

     (a) Buyer (i) has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization and is duly qualified or licensed to do business and is in good standing as a foreign entity in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification necessary, (ii) is authorized to enter into this Agreement and consummate the transactions contemplated hereby, and (iii) has all requisite power and authority to own its property (including the Properties);

     (b) neither the execution and delivery of this Agreement nor the consummation or performance of the transactions contemplated hereby will (i) result in any default under any agreement or instrument to which Buyer is a party or by which any of the Properties is bound, (ii) violate any provision of Buyer’s organizational or governing documents, (iii) violate any order, writ, injunction, permit, decree, statute, rule or regulation applicable to Buyer or to any of the Properties, or (iv) require any filing, consent or approval under any statute, rule or regulation (except for approvals required to be obtained from governmental entities who are lessors under the Leases or who administer such Leases on behalf of such lessors that are customarily obtained post-closing);

     (c) Buyer is not a “foreign person” within the meaning of Code Section 1445;

     (d) this Agreement constitutes (and the other instruments delivered at the Closing (defined below), when executed and delivered, will constitute) the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as limited by bankruptcy or other laws applicable generally to creditor’s rights and as limited by general equitable principles;

     (e) there are no pending suits, actions, or other proceedings in which Buyer is a party, and, none have been threatened, relating to any of the Properties, including, without limitation, any actions challenging or pertaining to Buyer’s title to any of the Properties or affecting the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby;

5. INTENTIONALLY OMITTED

6. Effective as of the Closing, Buyer assumes and agrees to fully perform Seller’s express or implied covenants under the Leases, and agrees to indemnify, defend and hold Seller harmless from any claims, lawsuits, liabilities or obligations arising out of the failure of Buyer to do so; provided, however, Buyer shall not assume any obligations or liabilities to the extent they are (i) attributable to any litigation, actions, suits or other proceedings affecting the Properties that arise prior to the Closing, and (ii) costs allocated to Seller under this Agreement (collectively, the “Seller Retained Liabilities”).

SELLER AGREES TO INDEMNIFY, DEFEND, AND HOLD BUYER, ITS AFFILIATES AND THEIR RESPECTIVE PARTNERS, MEMBERS, DIRECTORS EMPLOYEES, AND REPRESENTATIVES HARMLESS FROM AND AGAINST ALL, CLAIMS, ACTIONS, CAUSES OF ACTION, LOSSES, LIABILITIES AND OTHER DAMAGES SUFFERED BY AND EXPENSES (INCLUDING REASONABLE ATTORNEY’S FEES) INCURRED IN CONNECTION WITH ANY SELLER RETAINED LIABILITY.

     (a) From and after the Effective Date until the Closing, Seller will (i) not transfer, sell, mortgage, pledge, encumber or dispose of (or permit any affiliate to do any of the foregoing) any portion of the Properties; and (ii) provide Buyer with copies of any and all correspondence received from a governmental authority with respect to the Properties within 5 days after receipt thereof.

7. (a) Buyer’s obligation to purchase the Properties and to take the other actions required to be taken by Buyer at the Closing shall be subject to the satisfaction of the following conditions (any of which may be waived in writing by Buyer): (i) all of Seller’s representations and warranties contained herein shall be true and correct, (ii) Seller shall have performed and satisfied all of its covenants set forth herein, (iii) no suit, action, or other proceeding instituted by a third party shall be pending before any governmental authority or arbitrator seeking to restrain, prohibit, enjoin, or declare illegal, or seeking substantial damages in connection with, the transactions contemplated by this Agreement, (iv) no order shall have been entered by any court or governmental agency that restrains or prohibits the transactions contemplated by this Agreement, (v) all consents and approvals (if any) required from governmental authorities for the consummation of the transactions contemplated by this Agreement shall have been granted (except for consents and approvals of governmental authorities customarily obtained subsequent to transfer of title), (vi) Seller shall have furnished Buyer with a resolution by Seller’s board of directors, or if Seller is a subsidiary with no separate board of directors, with a resolution by the board of directors of its ultimate parent entity, authorizing all transactions contemplated by this Agreement, specifically including, without limitation, the sale of the Properties to Buyer, and evidencing the authority of Seller to execute, deliver, and perform its obligations hereunder, (vii) Seller shall have furnished to Buyer an affidavit of non-foreign status that satisfies the requirements of Code Section 1445(b)(2), and (viii) Seller shall have provided Buyer certificates of good standing evidencing Seller’s qualification to do business in each applicable jurisdiction discussed in Section 3(a).

     (b) Subject to the terms and conditions of this Agreement, the sale by Seller and the purchase by Buyer of the Properties pursuant to this Agreement (the “Closing”) shall occur on or before February 20, 2014 , or such other date as Buyer and Seller may agree upon in writing (the “Closing Date”), at the offices of Buyer in Ada, Oklahoma. At the Closing, (i) Buyer shall pay the Purchase Price, and (ii) Seller shall convey the Properties to Buyer by an Assignment and Bill of Sale, which conforms with the form assignment attached hereto as Exhibit D. The Properties are being sold to “where is, as is.” Buyer and Seller shall also execute appropriate federal and state assignment forms as may be required to effectuate the conveyance of the Properties. Seller shall deliver a notice of assignment to each operator under each operating agreement (with respect to which Seller is not the operator) applicable to the Leases or Wells within 3 days after the Closing Date.

     (c) This Agreement may be terminated by written notice at any time prior to the Closing: (i) by mutual written consent of Buyer and Seller; (ii) by Buyer pursuant to Section 8 or Section 9; (iii) by Buyer if Seller defaults hereunder and fails to cure such default within 10 days after Buyer gives Seller written notice of such default; (iv) by Seller if Buyer defaults hereunder and fails to cure such default within 10 days after Seller gives Buyer written notice of such default, or (v) by Buyer if Buyer is not in default, provided, however, that in lieu of terminating, Buyer, in its discretion, may seek specific performance of the terms of this Agreement (and it is recognized that Buyer would be irreparably harmed by a breach of this Agreement by Seller or the failure of Seller to satisfy such conditions, and, therefore, Buyer shall have the right to, and may, seek injunctive relief, to prevent breaches of the provisions of this Agreement, and shall be entitled to enforce specifically the provisions of this Agreement, in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which the parties may be entitled under this Agreement or at law or in equity), provided that Seller shall have no obligation to cure any Title Defect or otherwise undertake any title curative efforts. If this Agreement is terminated pursuant to this Section 5(c), all further obligations of the Parties under this Agreement shall terminate; provided, however, that (x) neither Party shall be relieved of any obligation or liability arising out of any inaccuracy in or breach by such Party of a representation, warranty or covenant in this Agreement occurring prior to such termination, and (y) the Parties shall, in any event, remain bound by and continue to be subject to this Section 5(c), and the indemnity provisions of Section 3 and Section 7. Seller’s sole remedy for Buyer’s default shall be to terminate this Agreement.

8. INTENTIONALLY OMITTED.

9. Neither Party shall have any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the sale of the Properties arising from the other Party, and each Party agrees to indemnify, defend and hold the other Party harmless from and against any such liability arising as a result of the indemnifying Party’s actions. Each Party shall be solely responsible for the attorneys’ fees and any other costs or expenses incurred by it in connection with the negotiation and execution of this Agreement.

10. (a) From the date of this Agreement until the or termination of this Agreement, Buyer shall be afforded the opportunity to examine all records and information (including all title, leases, contracts, and land files) in Seller’s possession with respect to the Properties and to conduct such other investigations as Buyer deems necessary, in its sole discretion, including an examination of any and all public records. If Buyer determines that any Title Defect (as defined below) exists, then Buyer shall be entitled to assert any such Title Defect by written notice to Seller on or before February 17, 2014. If Buyer asserts any Title Defect at least three days prior to Closing and Seller does not cure such defect to Buyer’s reasonable satisfaction prior to the Closing, then Buyer shall have the following options:

          (i) If Buyer and Seller agree upon the amount by which the value of an affected Lease is reduced by such Title Defect (such amount, the “Title Defect Amount”), then Buyer may elect to waive the Title Defect and consummate the Closing, and the Purchase Price shall be reduced by the agreed Title Defect Amount and the affected Lease shall be acquired by Buyer at Closing, subject to the Title Defect; or

          (ii) If Buyer and Seller do not agree upon the amount by which the value of an affected Lease is reduced by a Title Defect, then such Lease shall be excluded from this sale and the Purchase Price shall be reduced by the value allocated to such Lease and any associated Wells, well locations, and a portion of the 3D Seismic value, if any, equal to the product of the total 3D Seismic value multiplied by a fraction, the numerator of which is the number of Net Mineral Acres covered by the affected Lease, and the denominator of which is the total number of Net Mineral Acres covered by all Leases as shown on Exhibit A, all such values being as shown in the schedule of allocated values attached hereto as Exhibit E; or

          (iii) If the Leases subject to Title Defects cover an aggregate of more than 352 Net Mineral Acres (“Title Defect Termination Threshold”), Buyer may terminate this Agreement by written notice to Seller, and Buyer shall have no further obligations or liabilities to Seller hereunder; or

          (iv) Buyer may elect to consummate the Closing without an adjustment to the Purchase Price, whereupon Buyer shall be deemed to have waived any such Title Defect and the assignment to Buyer shall include the defective Lease.

          (v) INTENTIONALLY OMITTED.

     (b) INTENTIONALLY OMITTED.

     (c) As used in this Agreement, the term “Title Defect” means any Lien, charge, encumbrance, obligation (including contract obligation), and a discrepancy in Net Revenue Interest that causes Seller not to have Defensible Title (defined below) in and to any Lease as of the Effective Date and as of Closing. As used in this Agreement, “Defensible Title” means, with respect to a particular Lease, such title of Seller which:

          (i) Entitles Seller to receive, throughout the life of such leases, a share of the hydrocarbons produced, saved from or attributable to such Lease, after giving effect to all valid royalties, overriding royalties, production payments, net profits interests, carried interests, reversionary interests, or other similar interests constituting burdens upon, measured by, or payable out of the hydrocarbons produced and saved from or attributable to such Lease (a “Net Revenue Interest”) of not less than seventy-seven percent (77%) on an 8/8th’s basis; and

          (ii) Is free and clear of any (x) security interest, lien, mortgage, pledge, hypothecation, restriction on transfer, including any conditional sale or other title retention contract or lease in the nature thereof; (y) any filing or agreement to file a financing statement as debtor under the applicable Uniform Commercial Code or any similar statute; and (z) any subordination arrangement in favor of another person (including artificial persons) (collectively “Liens”), except for Liens to be released at Seller’s expense at or prior to Closing.

11. (a) This Agreement shall be governed by the laws of the State of Oklahoma, without regard to its conflict of law principles. All disputes arising from or relating to this Agreement shall be adjudicated in the courts sitting in Pontotoc County, Oklahoma and each Party hereby consents to such court’s jurisdiction and to such venue.

(b) EACH OF THE PARTIES HEREBY WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY DISPUTE ARISING HEREUNDER AND CONSENTS TO TRIAL WITHOUT A JURY, AS EVIDENCED BY ITS EXECUTION AND DELIVERY OF THIS AGREEMENT.

12. It is understood and agreed by Seller that this Agreement’s existence and substance and Buyer’s identity are and shall remain confidential and shall not be disclosed to any third parties, other than those persons who have a confidential relationship with Buyer (including Buyer’s brokers, bankers, attorneys, CPA and other advisors) or Seller or as otherwise required by law, order, rule, regulation or administrative proceeding, or as otherwise contemplated under this Agreement or as may be necessary in order for Seller to perform its obligations hereunder without delay or additional expense. Except as permitted in this Section 12, Seller shall not make or cause to be made any public announcement of, or public disclosure pertaining to, the terms of this Agreement, the identity of Buyer or the transactions contemplated hereby without the prior written consent of Buyer.

13. After Closing, Seller and Buyer shall execute, acknowledge and deliver all such further conveyances, assignments, transfer orders, division orders, notices, assumptions, releases and acquittances pertaining to any of the Properties or Leases, and such other instruments, and shall take such further actions as may be necessary or appropriate to assure fully to Buyer or Seller (including their successors and assigns) as the case may be, that the transactions described in this Agreement shall be completed.

14. This Agreement constitutes the entire understanding between the Parties with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter, whether oral or written.

15. This Agreement may be executed by Seller and Buyer in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument, and the delivery of such counterparts may be via facsimile or electronic mail, which shall be as effective as hand delivery of original instruments.

16. NOTWITHSTANDING ANY TERM OR PROVISION OF THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL ANY PARTY BE LIABLE FOR ANY CONSEQUENTIAL, SPECIAL, INDIRECT, EXEMPLARY, PUNITIVE OR SIMILAR DAMAGES OR LOST PROFITS ARISING OUT OF OR RELATING TO THIS AGREEMENT.

17. From the date of this Agreement until the earlier to occur of termination of this Agreement, Closing, or February 20, 2014, Seller will not directly or indirectly solicit or entertain any other offer to acquire the Leases (or any interest therein) or enter into any negotiation or agreement that provides for the sale or acquisition of the Leases (or any interest therein) to any buyer or third party other than Buyer.

18. All notices and communications required or permitted hereunder shall be in writing and shall be delivered personally or sent by overnight courier or by certified United States Mail (with return receipt requested), postage prepaid or by facsimile, addressed as set forth below, and shall be deemed to have been given when delivered to the addressee in person, or by courier or certified mail, or transmitted by facsimile, or upon actual receipt by the addressee after such notice has either been delivered to an overnight courier or deposited in the United States Mail:

To Seller:	American Petro-Hunter, Inc.
250 N. Rock Rd. Suite 365
Wichita, Kansas 67206
Phone: (316) 201-1853
Fax: (316) 201-1862
Email: rmcintosh@americanpetrohunter.com

To Buyer:	Roberson Oil Company, Inc.
201 E. Cottage Street
Ada, Oklahoma 74820
Attention: David Roberson
Phone: (580)332-6170
Fax: (580) 332-6177
Email: roil11@yahoo.com

Either Party may, upon written notice to the other Party, change the address and person to whom such communications are to be directed.

     IN WITNESS WHEREOF, the Parties have executed this Agreement on the date set forth above, to be effective as of the Effective Date.

SELLER
AMERICAN PETRO-HUNTER, INC.
By:
Name:
Title:

BUYER
ROBERSON OIL COMPANY, INC.
By:
Name:
Title:

Exhibit A

Property Conveyed

All of Section 13-T18N-R4E Payne County, OK All Right, Title and Interest

Leases

(see attached pages)

Attached to and made a part of that certain Purchase and Sale Agreement by and between American Petro-Hunter, Inc. and Roberson Oil Company, Inc. entered into the 1st Day of January, 2014.

All Right and Title to any leases that could be omitted in the legal descriptions of the attached leases, and any and all Right and Title to any leases within the AMI as mentioned on the Oil and Gas Development Agreement and Amended Agreement.

Exhibit B

Well Description

German #1H-13

NW/4 Section 13-T18N-R4E Payne County, OK	All Right, Title and Interest

McGuire 1-14H

E/2 SW/4 Section 14-T18N-R4E Payne County, OK	All Right, Title and Interest

Williams #1-14

W/2 NE/4 Section 14-T18N-R4E Payne County, OK	All Right, Title and Interest

Schroeder #1-22 & #2-22

SE/4 Section 22-T19N-R6E Payne County, OK	All Right, Title and Interest

Myers #1-24

NW/4 Section 24-T19N-R5E Payne County, OK	All Right, Title and Interest

Gibson #1-34H

NW/4 and W/2 SW/4 Section 34-T17N-R3E Lincoln County, OK	All Right, Title and Interest

Exhibit C

Material Agreements

1.	Oil and Gas Development Agreement between Bay Petroleum Corp., and American Petro-Hunter, Inc. dated January 4, 2012, and Amended September 19, 2012.

2.

Any and all Joint Operating Agreements signed by American Petro-Hunter in regard to any of the producing wells on Exhibit “B”, and on any of the acreage within the AMI as described on the Oil and Gas Development Agreement mentioned in “1.” above.

Exhibit D

Form of Assignment

(see attached pages)